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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Per-Se Technologies, Inc.
                 (formerly Medaphis Corporation)

Title of Class of Securities:  Common Stock, $0.01 par value

CUSIP Number:  584028104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Peter Woodward, c/o Regan Partners, L.P.,
                 600 Madison Avenue, 26th Floor
            New York, New York 10022; (212) 317-1646

     (Date of Event which Requires Filing of this Statement)

                       October 31st, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 584028104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         1,755,000

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         1,755,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,755,000




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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         5.87%

14. Type of Reporting Person

         PN








































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CUSIP No.: 584028104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         256,501

8.  Shared Voting Power:

         3,805,433

9.  Sole Dispositive Power:

         256,501

10. Shared Dispositive Power:

         3,805,433

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,061,934




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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         13.58%

14. Type of Reporting Person

         IN









































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The purpose of this Schedule 13D is to (i) report the ownership of Regan Partners, L.P. (the "Partnership") and Basil P. Regan (together with the Partnership the "Reporting Persons") in the Common Stock, $.01 par value (the "Shares"), of Per-Se Technologies, Inc. (formerly Medaphis Corporation) (the "Issuer") and (ii) to report the switch of the Reporting Persons from the use of Schedule 13G to the use of Schedule 13D to report their beneficial ownership in the Shares of the Issuer.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value, in Per-Se Technologies, Inc. (formerly Medaphis
         Corporation).

         The name and address of the principal executive and business office of the Issuer is:

         Per-Se Technologies, Inc.
         2840 Mt. Wilkinson Parkway
         Suite 300
         Atlanta, Georgia  30339

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Persons. Mr. Regan is the general partner of Regan Partners, L.P., a New Jersey limited partnership (the "Partnership"), and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, two of which holds Shares of the Issuer (the "managed account").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violaitons with respect to such laws.



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         Mr. Regan is a citizen of the Untied States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 1,755,000
         Shares; and Basil P. Regan is deemed to beneficially own
         4,061,934 Shares.

         All of the Shares were purchased in open market transactions by the Reporting Persons.

         The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Partnership. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The purpose of this Schedule 13D is to report the Reporting Persons' change from using Schedule 13G to report their beneficial ownership of Shares.

         On October 31, 2000, Mr. Regan sent a letter to the
         Board of Directors of the Issuer in which he registered his discontent with the management of the Issuer.


Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 1,755,000 Shares and Mr. Regan is deemed to be the beneficial owner of 4,061,934 Shares. Based on the Issuer's filing on Form 10-Q on September 30, 2000, there were 29,901,554 Shares outstanding. Therefore, the Partnership owns 5.87% and Mr. Regan is deemed to beneficially own 13.58% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they own or are deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.






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Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to October 31, 2000 through November 30th, 2000 is filed herewith as Exhibit B.







































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             BASIL P. REGAN


                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


December 6, 2000













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                         Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 6, 2000 relating to the Common Stock of Hanover

Direct, Inc. shall be filed on behalf of the undersigned.


                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             BASIL P. REGAN


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan















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                                                 Exhibit B



                    Schedule of Transactions

  Date               Price Per Share          Number of Shares

11-22-00                3.0946                     25,000
11-24-00                3.1874                        800
11-27-00                3.0874                     15,000
11-28-00                3.1874                    159,200
11-30-00                2.7822                     20,000






































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01394002.AP9